Exhibit 1.02

Conflict Minerals Report

For The Year Ended December 31, 2013

This conflict minerals report is filed by BTU International, Inc. (the “Company”) for the year ended December 31, 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Company designs, manufactures, sells and services thermal processing equipment and related process controls for use in, among other industries, the electronics, alternative energy and automotive industries. A more detailed discussion of the Company’s business and products is contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 13, 2014. The Rule imposes certain reporting obligations on the Company as its products contain Conflict Minerals (defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten), which are necessary to the functionality or production of such products.

The Company’s supply chain is complex and there are multiple tiers between the Company and the source of any Conflict Minerals contained in its products. Accordingly, the Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in the Company’s products. In 2013, the Company determined that its products contained tin and trace amounts of gold. The Company sent letters to the suppliers of such materials explaining the Rule and requesting information on the origin of such materials. The Company’s tin supplier represented that it does not supply tin that originates in Covered Countries (defined as the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia); however, the supplier noted that despite its efforts to ensure that Conflict Minerals from Covered Countries do not enter its supply chain, there can be no guarantee that such Conflict Minerals do not enter its supply chain. Due to the early stages of its Conflict Mineral disclosure program, the Company did not obtain information with respect to the origin of the tin used by third-party component manufacturers in connection with its China-based manufacturing operations.

While the Company’s gold supplier represented that it was a leader in increasing supply chain transparency and undertaking certain efforts to responsibly source Conflict Minerals, including undertaking significant due diligence with respect to its supply chain, participating in certain Conflict Free Smelter programs, engaging in public-private alliances and supporting public policy to reduce the use of Conflict Minerals, such supplier was unable to provide a response to the Company’s request for information due to its uncertainty with respect to the ultimate source of certain Conflict Minerals.

Accordingly, the Company cannot exclude the possibility that the tin used in its China-based manufacturing operations and the trace amounts of gold used in its products may have originated in a Covered Country and are not from recycled or scrap sources.

The Company’s due diligence efforts with respect to such materials included and will continue to include (i) conducting internal meetings with senior management to discuss the Rule and the related disclosure requirements, (ii) communicating with suppliers and maintaining complete and accurate records of requests for information and the corresponding responses, and (iii) reviewing and validating supplier responses and following up on incomplete or insufficient information. In addition, in 2014, the Company will (i) enhance its supplier communication and improve its due diligence data accuracy in order to mitigate the risk that the Conflict Minerals used in its products are from Covered Countries or could benefit armed groups in Covered Countries and (ii) adopt a Conflicts Mineral policy.

As a downstream purchaser of Conflict Minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals. The Company’s due diligence measures are based on the necessity of seeking data from its direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the Conflict Minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Since the Company does not have direct contractual relationships with smelters and refiners, it relies on its direct suppliers to gather and provide specific information about the origin of the Conflict Minerals and relies upon industry efforts to influence smelters and refiners to participate in Conflict Free Smelter programs.